Exhibit 12.1
Five Star Quality Care, Inc.
Computation of Ratio of Earnings to Fixed Charges
(in thousands except ratios)

	Nine months ended September 30,		Year ended December 31,
	2006	2005	2005	2004	2003	2002	2001

Consolidated earnings	($79,916)	($78,930)	($80,416)	$4,463	($6,500)	($12,925)	$527
Consolidated fixed charges	2,419	3,024	3,743	1,172	1,439	249	-

Ratio of consolidated earnings to fixed charges	(33.0)	(26.1)	(21.5)	3.8	N/M	N/M	N/M
Deficiency	84,754	84,978	87,902	N/M	9,378	13,423	N/M

Calculation of fixed charges:
Interest expense	$2,131	$2,682	$3,348	$881	$1,164	$198	$0
Interest expense capitalized	-	-	-	-	-	-	-
Interest component of capitalized lease expense	-	-	-	-	-	-	-
Amortization of debt discounts	-	-	-	-	-	-	-
Amortization of capitalized deferred finance costs	288	342	395	291	275	51	-

Total	$2,419	$3,024	$3,743	$1,172	$1,439	$249	$0

Calculation of consolidated earnings:

Consolidated net income	($82,335)	($81,954)	($84,159)	$3,291	($7,939)	($13,174)	$527
Consolidated fixed charges	2,419	3,024	3,743	1,172	1,439	249	-

Total	($79,916)	($78,930)	($80,416)	$4,463	($6,500)	($12,925)	$527

N/M = Not Meaningful